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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Leenhouts                Norman                      P.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

1230 Fairway 18
--------------------------------------------------------------------------------
                                    (Street)

Macedon                          New York                           14502
--------------------------------------------------------------------------------
   (City)                           (State)                           (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


Home Properties of New York, Inc. (HME)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

November, 2001
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


Chairman, Co-Chief Executive Officer
================================================================================
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of            (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Month          Indirect  Beneficial
Title of Security                     Date          Code             Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/09/01       M               2,000       A     $25.1250                 D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/09/01       M               1,468       A     $20.50                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/23/01       S               2,100       D     $31.50                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/29/01       S               1,900       D     $31.50                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/29/01       S               1,000       D     $31.351                  D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/29/01       S               1,000       D     $31.33                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          10/01/01       G      V        1,000       D               166,137        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/30/01       J      V        2,250       D               0              I       (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          02/15/01       G      V        2,000       D                              I       Spouse(6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/30/01       G      V        3,000       D                              I       Spouse(6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          11/30/01       G      V        2,205       D               3,527          I       Spouse(2)(6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01                         G      V          300       D               7,582          I       Shares in
                                                                                                                        Custodial
                                                                                                                        Accounts
                                                                                                                        for Grand-
                                                                                                                        children(6)
====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited    (3)      *        *         *     *      *        *        *         *                467       D
Partnership
Interest
------------------------------------------------------------------------------------------------------------------------------------
Units of            (3)      *        *         *     *      *        *        *         *              4,005       I      Leenhouts
Partnership                                                                                                                Ventures
Interest                                                                                                                   (4)
------------------------------------------------------------------------------------------------------------------------------------
Units of            (3)      *        *         *     *      *        *        *         *            214,688       I      Home
Partnership                                                                                                                Leasing
Interest                                                                                                                   (5)
------------------------------------------------------------------------------------------------------------------------------------
Units of            (3)      *        *         *     *      *        *        *         *             50,000       I      Spouse(6)
Partnership
Interest
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase  $20.5    11/09/01 M               1,468  08/12/97 08/12/07 Common    1,468              0       D
Common Stock                                                                   Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase  $26.5    *        *         *     *      *        *        *         *             15,000       D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase  $25.125  11/09/01 M               2,000  08/04/99 08/04/08 Common    2,000          8,000       D
Common Stock                                                                   Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase  $27.125  *        *         *     *      *        *        *         *             50,000       D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase  $31.3750 *        *         *     *      *        *        *         *             50,000       D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase  $30.15   *        *         *     *      *        *        *         *             50,000       D
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Phamton Stock       1-for-1  *        *         *     *      *        *        *         *              2,126(7)     D
Units
------------------------------------------------------------------------------------------------------------------------------------
Phamton Stock       1-for-1  *        *         *     *      *        *        *         *              4,597(8)     D
Units
------------------------------------------------------------------------------------------------------------------------------------
Phamton Stock       1-for-1  *        *         *     *      *        *        *         *              1,383(9)     D
Units
====================================================================================================================================

Explanation of Responses:
*   Previously reported
Footnotes:  See attached page 3



/s/ Norman P. Leenhouts                         12/07/01
--------------------------------------------- -----------------------
**Signature of Reporting Person                 Date
Norman P. Leenhouts

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

(1) The shares were in accounts for adult relatives with control shared by Reporting Person and adult relatives. Reporting Person no longer has shared control over the accounts.
(2) Of the shares gifted by Reporting Person's Spouse, 945 were gifts to the accounts of grandchildren over which the Reporting Person has custodial control.
(3) Units of Limited Partnership interests in Home Properties of New York, L.P., a New York Limited Partnership of which the Issuer is the General Partner. The Reporting Person has the right to redeem the Units for cash. The Issuer may elect to acquire the Units to be redeemed for shares of Common Stock, at the rate of one Unit for one share of Common Stock or cash, at the option of the Issuer.
(4) Norman Leenhouts is a general partner of Leenhouts Ventures. Represents his proportionate interest in that entity.
(5) Norman Leenhouts is a director, shareholder and President of Home Leasing Corporation. Represents his proportionate interest in that entity.
(6) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(7) Includes 412 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of November 27, 2001.
(8) Includes 672 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of November 27, 2001.
(9) Includes 77 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of November 27, 2001.